November 25, 2019

Vincent Browne
Chief Executive Officer
Alternus Energy Inc.
One World Trade Center, Suite 8500
New York, New York 10007

       Re: Alternus Energy Inc.
           Amendment No 1. to Registration Statement on Form 10-12G Filed November 6, 2019
           Form 10-Q for the Quarterly Period Ended September 30, 2019 Filed November 15, 2019
           File No. 000-56085

Dear Mr. Browne:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2019 letter.

Amendment No. 1 to Registration Statement on Form 10-12G filed November 6, 2019

Item 1. Business
Compliance with the JOBS Act, page 16

1. We have reviewed your response to comment 9. As previously requested, please disclose that your financial statements may not be comparable to companies that comply with public company effective dates due to your election to take advantage of the extended transition period for complying with new or revised accounting standards under the JOBS
      Act.
 Vincent Browne
FirstName LastNameVincent Browne
Alternus Energy Inc.
Comapany 25, 2019
November NameAlternus Energy Inc.
Page 2
November 25, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 33

2. We have reviewed your response and revisions made in response to comment 11, and the
         $3.25 million proforma EBITDA amount presented appears to be a forward looking non-
         GAAP amount rather than a proforma amount. Please revise your disclosure so that you do not refer to the EBITDA measure as a pro forma measure. Additionally, please revise your disclosure to state, if true, that you estimated your future annual cost of sales and selling, general and administrative expenses to calculate this annual EBITDA measure, and disclose the significant assumptions you made in estimating these expenses. Finally, please provide a reconciliation as required by Item 10(e)(1)(i)(B) of Regulation S-K, or if a reconciliation cannot be provided without unreasonable effort, please disclose this fact.
3. We note your response to comment 13, including that you have added appropriate disclosure to page 33 with respect to the BayWa r.e. and AlsoEnergy agreements.
         However, we were unable to find the amended disclosure. Please amend your filing to include the substance of your response to comment 13, including that "[y]our agreement with BayWa r.e. has an initial term of 3 years which automatically renews for additional consecutive two year terms. Under this agreement, BayWa provides [you] with 24/7 operation and maintenance services at a volume discount based on the MWs owned.
         AlsoEnergy provides [you] with a software license that allows [you] to use their monitoring software to monitor [y]our solar parks' energy production; this license is perpetual as long as the license fees are paid."

Consolidated Results of Operations, page 37

4. Please include a discussion of your results of operations for each period of financial statements included in your filing. Specifically, please add a discussion for the year ended
         December 31, 2018 as compared to the year ended December 31, 2017. Refer to Item
         303(a) of Regulation S-K.
Major Components of Our Results of Operations
For the three months ended June 30, 2019 compared to June 30, 2018 and the six months ended
June 30, 2019 compared to June 30, 2018
Gross Profit, page 38

5. We have reviewed your response to comment 17 and the revisions made to address our comment. Please revise your disclosure to better explain why the EPC is still responsible for operating costs incurred in 2019 for your German Plant given that this plant commenced operations and generated revenue for you in 2019. Also disclose how long in the future the EPC will continue to pay the operating costs for this plant, if known.
 Vincent Browne
FirstName LastNameVincent Browne
Alternus Energy Inc.
Comapany 25, 2019
November NameAlternus Energy Inc.
Page 3
November 25, 2019 Page 3
FirstName LastName
Convertible Promissory Notes, page 42

6. We note your disclosure that the convertible loan note is currently in default. Please amend your disclosure to discuss the steps, if any, you have taken or plan to take to cure this default. Please also provide risk factor disclosure discussing the risks to your business associated with your default on this loan note.
Form 10-Q for the Quarterly Period Ended September 30, 2019 filed November 15, 2019

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 34

7. You state that your disclosure controls and procedures were not effective as of June 30,
         2019 rather than September 30, 2019. If true, please confirm to us you performed an evaluation and concluded your disclosure controls and procedures were not effective as of
         September 30, 2019. Also, please ensure you use the appropriate dates in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Yong Kim at (202) 551-3323 or Jennifer Thompson at
(202) 551-
3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Peter DiChiara